VUANCE Provides Disclosure Pursuant to
NASDAQ Marketplace Rule 5250(b)(2)

Franklin, WI. – July 7, 2009 – VUANCE, Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident response management, reported that it had filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 on June 30, 2009, following the completion of its annual audit and the finalization of a previously announced non-cash charge for the impairment of Goodwill. The Company also reported that with respect to the financial statements included in the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, the audit opinion of Fahn Kanne & Co., the company’s independent registered public accounting firm, contained a “going concern” qualification.

“We remain focused on expanding our base of revenue and making continued progress in our efforts to narrow our operating and net losses and reach profitability,” said Eyal Tuchman, Chief Executive Officer of VUANCE, Ltd. “Simultaneously, we are continuing our efforts to enhance our balance sheet with new and existing investors.”

NASDAQ Marketplace Rule 5250(b)(2) requires NASDAQ-listed companies to publicly announce through the news media the receipt of an audit opinion containing a “going concern” qualification.  This announcement does not represent any change or amendment to the company’s Annual Report on Form 20-F.

Vuance Ltd.’s Annual Report on Form 20-F is available from the SEC’s website at www.sec.gov and at the company’s website at www.vuance.com.

About VUANCE Ltd.
VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enable our business partners to offer their customers end-to-end solutions that can overcome the most difficult security challenges. Its Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," “anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden Communications
Brett Maas, 646-536-7331
brett@haydenir.com